EXHIBIT 99.2

Commission File Number 001-31914

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Eighth Meeting of the Seventh Session of the Board of Supervisors of China Life Insurance Company Limited

The eighth meeting (the “Meeting”) of the seventh session of the Board of Supervisors (the “Board of Supervisors”) of China Life Insurance Company Limited (the “Company”) was held on August 25, 2022 in Beijing. The supervisors were notified of the Meeting by way of a written notice dated August 11, 2022. Out of the Company’s five supervisors, four supervisors attended the Meeting in person, including Niu Kailong, Wang Xiaoqing, Lai Jun and Hu Zhijun, supervisors of the Company. Jia Yuzeng, chairman of the Board of Supervisors, was on leave for other business and authorized in writing, Lai Jun, supervisor of the Company, to act on his behalf, cast the votes for him and preside over the Meeting. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) and Rules of Procedures for the Board of Supervisors of the Company.

The Meeting was presided over by Mr. Lai Jun. The supervisors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	The Proposal regarding the Interim Financial Reports of the Company for the First Half of 2022

The Board of Supervisors reviewed and passed the Proposal regarding the Interim Financial Reports for the First Half of 2022, which include the financial statements for the first half of 2022 prepared in accordance with PRC GAAP, the financial statements for the first half of 2022 prepared in accordance with IFRS, and the report on changes in accounting estimates for the first half of 2022.

Voting result: 5 for, 0 against, with no abstention

2.	The Proposal regarding the A Share Interim Report of the Company for the First Half of 2022 and the H Shares Interim Report of the Company for the First Half of 2022

The Board of Supervisors believes that:

a.	The preparation and review procedures of these Interim Reports for the First Half of 2022 are in conformity with provisions under relevant laws, administrative regulations, departmental rules and AOA;

Commission File Number 001-31914

b.	The content of these Interim Reports for the First Half of 2022 truthfully, accurately and completely reflects the conditions of the Company in the first half of 2022;

c.	No breach of confidentiality by the staff who worked on the preparation and review of these Interim Reports for the First Half of 2022 was detected before this opinion was issued.

Voting result: 5 for, 0 against, with no abstention

3.	The Proposal regarding Amending the Code of Business Conduct and Professional Ethics of Directors, Supervisors and Senior Executives of the Company

Voting result: 5 for, 0 against, with no abstention

4.	The Proposal regarding the Company’s Internal Audit Work Report for the First Half of 2022

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

August 25, 2022

2